FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 14, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

COMPLIANCE WITH THE COMMITMENT TO DIVEST CITELEC S.A.

Buenos Aires, December 14 , 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that, since approvals by the regulatory agencies ( National Electricity Regulatory Entity ( E NRE) ) and the pertinent authorities ( Argentine Antitrust Authorities ( Comisión Nacional de Defensa de la Competencia (“CNDC”) ) and the Argentine Secretariat of Energy ) have been obtained and all other conditions governing the transaction have been complied with , the transfer of shares in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“CITELEC”) to E nergía Argentina S.A. (“ENARSA”) and ELECTROINGENIERIA S.A. (“ELECTROINGENIERIA”) was effected on the date hereof .

Petrobras Energía S.A. thus complied with the commitment to divest CITELEC assumed before the Argentine Government upon approval by CNDC of the transaction involving purchase of the shares representing Petrobras Energía Participaciones S.A.’s majority capital stock by Petrobras Participaciones S.L.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 14/12/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney